Filed by Chevron Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hess Corporation

Commission File No. 001-01204

February 2, 2024

The following are excerpts of the transcript of Chevron Corporation’s earnings conference call and webcast held and made available on Chevron’s website on February 2, 2024. The excerpts contain only those portions relating to the proposed acquisition by Chevron Corporation of Hess Corporation.

Prepared Remarks – Hess-related mentions

We also successfully integrated PDC Energy and announced the Hess acquisition. We’re now focused on the FTC second request and expect to file the draft S-4 later this quarter with closing anticipated around the middle of the year.

Share repurchases in the quarter will continue to be restricted under SEC regulations.

We’re excited about the pending Hess acquisition, which will further strengthen Chevron.

Q&A

Douglas Leggate, Bank of America: Pierre, I have to offer my congrats as well. And with the quarter today, thanks for making us in the sell side look smart. A nice way to go out. Best wishes on retirement.

My question, Mike, is, it’s got a part A and B, so apologies to Jake on that, but it’s kind of around disposals. Our understanding from the Hess side is that, despite the fact that you haven’t filed the S-4 yet, you haven’t got the FTC yet, and I realize that those processes are ongoing, but the integration planning is still going ahead full steam. I’m just curious if you can offer any color on how that process has evolved as it relates specifically to portfolio high grading? The absence of Malaysia in your go-forward plan, for example, it seems to me the $15 billion number might have a lot of upside. Any color you can offer on that topic, please?

Mike Wirth, Chairman & CEO: Doug, it’s really premature for us to comment on that until the transaction closes. Hess has a pretty tight portfolio of assets that are performing well. We really need to close the deal, have access to all the data and reoptimize all of our views of portfolio investments and update our new plan. I don’t want to speculate on any assets.

We’ve got some of our own assets that we do have out in the public domain already – you may have seen reports on Kaybob Duvernay, on Congo – so there are some divestments that we have signaled out of the Chevron portfolio. As you see the divestments unfold over the next few years, because we will have more assets in the portfolio that come from legacy Chevron, that is likely to be a greater contributor to the overall $10 billion to $15 billion [before-tax proceeds through 2028 guidance] number than things that come in through this transaction. I can’t comment on Malaysia or any other particular asset until we get past the close.

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Paul Cheng, Scotiabank: Thank you. First, I want to congratulate Pierre. Thank you for all the years, actually, over the past couple decades, for all the help. We really appreciate it.

Mike, when you first become the CEO, I think one focus is that costs matter for you. And for the last several years, there’s a lot of acquisition and change in portfolio, so it’s very difficult for us from the outside to see where is your cost structure comparing to, let’s say, before the pandemic in 2019. Is there any way that you can help us in terms of what is the structural cost base for you to date comparing to, say, a number of years ago, especially during the early part of the pandemic, you guys did have a restructuring effort. Thank you.

Mike Wirth, Chairman & CEO: Yes, Paul, I don’t have all that stuff right on the top of my head to go back to 2019. It’s a fair request. I think we showed a chart in here over the last several years that our unit costs are relatively flat. In fact, I think we’re #2 on that chart. We don’t break out each of the competitors.

Our unit opex last year was about $15.80 a barrel, which is about 5% lower than the year before. We still have outstanding unit opex reduction targets going out to 2026 at mid-cycle [costs]. We’ve had some inflation along the way. But you’re right, we took a lot of costs out of the business in 2020 and 2021.

As we bring together Hess, and this gets a little bit to the question that Doug was asking as well, we will come out with an update to investors that talks about the portfolio, updates guidance on all the metrics that matter. I assure you that I have not changed my view that cost control always matters, and capital discipline always matters. We’ll update you on those numbers specifically, Paul.

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Neal Dingmann, Truist Securities: Mike, maybe just on the shareholder return specifically. It sounds like you will, but just want to get a sense if you’ll continue paying out majority of free cash flow for the remainder of this year, and if the buybacks will continue to constitute a bit over 50% of that payout?

Mike Wirth, Chairman & CEO: Neal, we have not used some percentage or range of percentage of cash from operations as kind of a go buy for distributions. What we’ve done is have leaned on our track record on the dividend, first of all, and we’ve already clarified what you can expect this year with the 8% increase that we’ve announced. I would point you back towards our upside and downside guidance that we’ve had out there now for a number of years: $10 billion to $20 billion on the range for buybacks. In an upside price case, we’d be up towards the higher end of that. In a lower price case, down at the lower end, both of which we can comfortably handle.

We have indicated post the Hess close, all other things equal, we’ll see when it happens and how the world looks when we get there, but we would expect to move from a rate of $17.5 [billion] to the top end of $20 [billion] because we’re so confident in the long-term cash productive capacity of our portfolio and the strength of our balance sheet. Rather than focusing in on those percentages, I’d really point you towards the specific guidance that we’ve issued in the kind of the track record. And of course, I think Pierre mentioned this in his comments, we do remain under SEC restrictions right now relative to the rate at which we can buy back and then be out of the market when the Hess proxy is open. Under normal times, we don’t have those constraints on us.

Pierre Breber, CFO: I would just add a little bit and it’s fitting that my last words will be on share buybacks. Six straight years of buyback, 17 out of the past 21 years, but we actually bought back more shares last year than the year before even though earnings and cash were higher. There were records in 2022, still strong in 2023.  That’s the whole point. We’re trying to be steady across the commodity cycle. We’ve heard from investors that buybacks should not be pro-cyclical and it’s hard to be counter-cyclical in the commodity business that has some price volatility, so being steady across the cycle is how we guide to it and these formulas, in fact, reinforce the opposite. They reinforce pro-cyclicality. We’re giving a return that, in some ways, is almost independent in prices within a range because could have paid more out in 2022, but we held it back and we used some of that to pay in 2023. We’ll see where it goes, but the intent is to try to be steady across the cycle, neither pro-cyclical or counter-cyclical.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory proceedings; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the potential transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the potential transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; changes to the company’s capital allocation strategies; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of the announcement of the potential transaction, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in Part I, Item 1A “Risk Factors” of (i) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2022 and (ii) Hess’ Annual Report on Form 10-K for the year ended December 31, 2022, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. After the registration statement is declared effective, Hess will mail a definitive proxy statement/prospectus to stockholders of Hess. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

PARTICIPANTS IN THE SOLICITATION

Chevron, Hess, their respective directors and certain of their respective executive officers may be deemed to be “participants” (as defined under Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from shareholders of Hess with respect to the potential transaction. Information about the identity of Chevron’s (i) directors is set forth in the section entitled “director summary” on page 8 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_6a) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers at February 23, 2023” on page 29 of Chevron’s Annual Report on Form 10-K filed with the SEC on February 23, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000009341023000009/cvx-20221231.htm#i6a307f2e4a6645f39c1c0ca1a4f97bf4_181). Information about the compensation of Chevron’s non-employee directors is set forth in the section entitled “2022 non-employee director compensation” starting on page 24 of Chevron’s proxy statement on Schedule 14A filed on April 12, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_10). Information about the compensation of Chevron’s named executive officers is set forth in the section entitled “compensation discussion and analysis” starting on page 48 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at

https://www.sec.gov/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_35) and the Current Report on Form 8-K filed with the SEC on January 27, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000009341023000005/cvx-20230124.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “related person transactions” on page 100 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_50). Information about the beneficial ownership of Chevron securities by Chevron’s directors and named executive officers is set forth in the section entitled “security ownership of certain beneficial owners and management” starting on page 97 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_47).

Information about the identity of Hess’ (i) directors is set forth in the section entitled “Director Nominees” on page vii of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_13) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers” on page 16 of Hess’ Annual Report on Form 10-K filed with the SEC on February 24, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000162828023005059/hes-20221231.htm#i50499a99fa5f4752b4c4b684dbff66ec_22). Information about the compensation of Hess’ non-employee directors is set forth in the section entitled “Director Compensation” on page 19 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_34). Information about the compensation of Hess’ named executive officers is set forth in the section entitled “Compensation Discussion and Analysis” starting on page 20 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_36) and the Current Report on Form 8-K filed with the SEC on March 1, 2023 (and available at: https://www.sec.gov/Archives/edgar/data/4447/000119312523056345/d446666d8k.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “Related Party Transactions” on page 9 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_27). Information about the beneficial ownership of Hess securities by Hess’ directors and named executive officers is set forth in the section entitled “Ownership of Equity Securities by Management” on page 18 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_33).

Additional or updated information regarding the potential participants and their direct or indirect interests (by security holdings or otherwise) will be included in Chevron’s registration statement on Form S-4, which will contain Chevron’s prospectus and Hess’ proxy statement, and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the SEC’s website at www.sec.gov.